United States securities and exchange commission logo





                            March 1, 2021

       Douglas L. Braunstein
       President, Chairman and Director
       Hudson Executive Investment Corp.
       570 Lexington Avenue, 35th Floor
       New York, NY 10022

                                                        Re: Hudson Executive
Investment Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 2,
2021
                                                            File No. 333-252638

       Dear Mr. Braunstein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1.                                                   Please revise to
disclose the expected ownership percentages of current HEC
                                                        stockholders, current
Talkspace stockholders, the PIPE Investors and the Sponsor (and its affiliates).
       Summary of the Material Terms of the Transactions, page 11

   2. We note your disclosure here and throughout that Talkspace's existing stockholders will own 50.8% of Talkspace,
Inc. following the mergers, excluding stock underlying HEC's warrants, assuming no
HEC public stockholder redemptions and assuming that transaction expenses are $49
million. We further note your disclosure on pages 110-111 which indicates that the cash
and stock payable to existing Talkspace stockholders is subject to
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March2 1, 2021 Page 2
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FirstName LastName
         adjustment depending on the aggregate elections made with respect to the cash and stock consideration. Please revise here and throughout to clarify whether your 50.8% ownership estimate for existing Talkspace stockholders in the combined company also assumes that the Closing Cash Consideration equals the Cash Election Amount. Alternatively, please tell us why these revisions would not be necessary.
Questions and Answers About the Proposals
How do I exercise my redemption rights?, page 19

3. Please revise the response to this question to explain how beneficial owners who hold their shares in "street name" can exercise their redemption rights. Please also clarify that a stockholder who wishes to exercise redemption rights must vote either "for" or "against"
         the business combination proposal.
Summary of the Proxy Statement/Prospectus
Combined Business Summary, page 23

4.       Please revise your characterization of the business as    a technology
company at our core,
         given your revenue is derived from virtual behavioral health services.
5. Please revise this section as well as the Overview in the "Information about Talkspace"
         section to generally describe the behavioral health conditions that your providers treat and whether there any behavioral health indications, including major mental disorders, for which your providers do not offer treatment.
6. Please disclose your client, member, patient and provider retention rates, respectively.
         We also note your reference to    renewal rates,    please define this
term and disclose any
         other key metrics pertaining to retention and renewal for clients, members, patients and providers.
7.       Please define at first use    active member,"    covered    and    B2B
lives.    Disclose your key
         metrics.
8.       Discuss the types of agreements into which you enter where you
cover    individuals. For
         example, it appears that    covered    may refer to individuals
eligible to receive your
         services for a fee yet to be paid. Alternatively,    covered    may
involve individuals you
         agree to cover should such individuals invoke the right to your services under some prepaid umbrella agreement with business clients.
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March3 1, 2021 Page 3
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FirstName LastName
Interests of Certain Persons in the Business Combination, page 31

9. We note that the two bookrunners of HEC's IPO, Citigroup and J.P. Morgan, both have roles in the business combination and are providing financial advisory and placement agent services. Please consider disclosing (i) the cost of these services, (ii) whether or not the fees are conditioned on the consummation of a business combination and (iii) and potential conflict of interest that Citigroup and J.P. Morgan may have in providing these services given the deferred underwriting compensation discussed elsewhere in the prospectus. For guidance, refer to CF Disclosure Guidance: Topic No.
11.
Risk Factors, page 35

10. Please disclose how, if at all, the economics of your relationship with your clients, members, providers, business partners and other parties with which Talkspace maintains business relationships will change with your transition to TPN management and resulting risks of loss of such relationships with potentially material adverse impact on your business and financial results.
11. We note your disclosure of potential decrease in number of providers. Disclose material changes in your provider retention from increased therapy demands and the prevalence of teletherapy caused by COVID-19.
Risk Factors
Negative media coverage could adversely affect our business , page 55

12. Please expand your discussion on what basis therapists advocacy groups have lobbied the
         American Psychological Association to reexamine its stance on telemental health, including challenging your partnerships with healthcare providers and the efficacy of telemental health, including the use of text messaging and any determination by the association.
The provision of our amended and restated certificate of incorporation requiring exclusive forum..., page 100

13. We note your disclosure that the federal district courts of the United States of
         America shall be the exclusive form for complaints asserting a cause of action arising under the Securities Act. We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         Please revise to clarify that there is uncertainty as to whether a court would enforce this federal forum provision and to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March4 1, 2021 Page 4
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FirstName LastName
Background of the Transactions, page 128

14. Please revise this section to disclose how HEC and Talkspace first became aware that there was mutual interest in a potential business combination and, if relevant, disclose the identity of the person(s) who introduced representatives of HEC to representatives of
         Talkspace.
15. We note your disclosure indicating that representatives of HEC and Talkspace held a teleconference on July 6, 2020. We further note that the parties did not enter into a non-
         disclosure agreement until October 20, 2020. Please revise to explain why the parties did not enter into a non-disclosure agreement for several months after their initial meeting.
         Please also revise to disclose whether HEC pursued any other acquisition opportunities during this time period and, if so, disclose the extent of negotiations with other business combination targets. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.
16. Please revise to disclose how HEC's management determined a total enterprise valuation of Talkspace of $1.3 to $1.5 billion in the preliminary term sheet sent to Talkspace's representatives with the IOI on November 10, 2020. In that regard, we note that the
         exercise price for Talkspace   s option grants dated August 18, 2020
appears to an imply an
         enterprise valuation of Talkspace that is significantly lower than $1.3 to $1.5 billion. In
         your revisions, please discuss whether HEC   s management considered
the exercise prices
         of Talkspace   s recent option grants and recent independent
valuations of Talkspace in
         determining Talkspace   s total enterprise valuation.
HEC Stockholders not Holding a Majority Position in Talkspace, Inc., page 136

17. We note your parenthetical which appears to imply that HEC's public stockholders will own 50.8% of Talkspace, Inc. Elsewhere in the prospectus, your disclosure indicates that
         HEC's public stockholders will have an ownership interest of 25.1% of the combined company, subject to several assumptions. Please revise your disclosure or advise.
HEC's Board of Directors' Reasons for Approval of the Transactions.
Certain Forecasted Financial Information for Talkspace, page 137

18. We note your disclosure that Talkspace provided HEC with internally prepared forecasts and that in its presentation to the HEC Board, HEC management presented certain forecasted financial information for Talkspace provided by Talkspace. Please disclose all material projections.
19. We note your table presenting the selected forecasted financial information that HEC management reviewed with the HEC Board and which was used by HEC in connection with the financial analysis disclosed. Please disclose the basis and assumptions used to calculate the forecasted financial information.
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March5 1, 2021 Page 5
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FirstName LastName
Certain Financial Analysis, page 139

20. Please revise to disclose how the companies in the Core Peers, Disruptive Healthcare and
         High Growth Internet categories were selected and whether there were any comparable companies excluded from the analysis and if so, the reasons for these exclusions.
Sources and Uses for the Business Combination, page 143

21. Please revise this section to (i) state whether the number of redemptions of common stock
         by HEC   s stockholders would affect the amounts shown in the sources and uses table and
         (ii) discuss any material estimates underlying the amounts shown in the table. To the extent the number of HEC common stock redemptions would affect the amounts shown in the table, please consider including a sources and uses table that assumes no redemptions
         of HEC   s common stock as well as a sources and uses table that
assumes maximum
         redemptions.
Plan Benefits, page 156

22. Please disclose the planned exercise prices for the options to be granted to employees in connection with the closing of the Business Combination.
Information about Talkspace
Overview, page 185

23. Please revise to disclose the number of Talkspace's members that utilize text, audio or video message therapy and the number of your members that utilize live video therapy.
         Please also discuss whether you have observed any differences in clinical outcomes or retention based on the channel through which therapy is delivered to Talkspace members.
         For the studies of Talkspace members cited throughout this section, please revise to disclose the channel(s) through which behavioral health services were delivered to study participants.
Employer/employee insights, page 191

24. We note your statement that therapy has transitioned to a basic necessity and is now a priority for many employers to provide as a benefit. Please revise to provide the basis for this statement.
Fully Treated Total Addressable Market, page 191

25. Please revise this section to state whether you have had any discussions with foreign regulators regarding the expansion of Talkspace into non-U.S. jurisdictions and to clarify how much of your revenue comes from non-U.S. members.
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March6 1, 2021 Page 6
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FirstName LastName
The COVID-19 pandemic   s impact on virtual care and behavioral health
landscape
Enhanced care impact and clinical outcomes, page 191

26. We note your statement here, along with similar statements on pages 186, 187, 194 and
         195. that you believe that the Talkspace platform empowers clinicians to deliver improved clinical outcomes. We further note your disclosure on page 199 showing similar improvements in depression and anxiety symptoms observed among Talkspace's members compared to patients in traditional face-to-face therapy. Please revise your disclosure to provide the basis for your statement that providers using the Talkspace platform are empowered to drive improved clinical outcomes.
Our Offerings, page 192

27. Please revise this section to clarify if there are any limitations on the medications that your psychiatrist providers can prescribe. To the extent that your psychiatry providers are unable to prescribe medications that other providers can prescribe, please discuss whether this causes any limitations in your ability to serve members.
Our Customers, page 193

28.      Please clarify the use of your term    partner    in the different
models, including the
         existence and terms of contracts governing the relationships.
Our Competitive Strengths, page 198

29. We note your statement that Talkspace's clients experienced a 56% increase in work productivity and a 68% improvement in activities done outside of work. Please revise to state how these two metrics were quantified and measured. Please also revise to disclose how many participants were evaluated in the study.
Therapists, Physicians and Healthcare Professionals, page 202

30. Please revise your disclosure to discuss why Talkspace believes that it is now necessary to transition to a structure where it will enter into various agreements with TPN and why it was not necessary previously. In addition, please disclose when Talkspace plans to implement the new structure.

         Finally, provide us with your analysis as to how your new structure, exercising control over physician affiliates and consolidating financial results, comports with the corporate practice of medicine doctrine generally and those laws of the top states from which you generate revenue.
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March7 1, 2021 Page 7
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FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
September 30, 2020, page 235

31. Regarding pro forma adjustment (k), it is not clear how this adjustment reflects the issuance of Talkspace, Inc. common stock under each scenario. Please revise or advise.
Talkspace's Management's Discussion and Analysis
Overview, page 242

32.      On page 185 you disclose you had    approximately over 30,000
business-to-consumer
         (   B2C   ) active members,    as of January 31, 2021. On page 242,
you disclose you had
         over 30,000 B2C members as of January 31, 2020. Please correct as necessary.
Components of Results of Operations
Revenues, page 244

33. Please disclose the key terms and conditions of your membership subscriptions, including the length of a typical subscription period, cancellation policies, and billing provisions.
34. Please provide a discussion of how the revenue recognition policies and accounting treatment of provider costs in the consolidated financial statements will change after transitioning to the new structure through agreements with TPN. Please clarify the timing of these changes and how the new structure will affect the comparability of amounts recorded in the consolidated financial statements.
Cost of Revenues, page 245

35. Please clarify the typical terms of your agreements with providers, including terms and provisions for payment. Discuss the accounting treatment for the elements of provider compensation, including fixed and variable payment provisions and the variable incentive bonus.
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       1, 2021
March8 1, 2021 Page 8
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FirstName LastName
Results of Operations
Revenues, page 247

36. Please quantify the amount of the increase in revenue from new consumer subscriptions, from health plan clients, and from the addition of new enterprise platform access revenue.
         Disclose the underlying number of active B2C members that use Messaging Plus,
         Messaging Premium and Live Tale Ultimate as of the end of each period discussed so investors can better understand the reasons for the increase in revenue and other changes in operating results. Provide a roll forward for each service with the number of new members and the number of cancelled members of each service. This will allow investors to understand the underlying drivers, as well as significant trends in member acquisition and retention. Quantify changes in the number of health plan clients and quantify and explain the underlying reasons for material changes in activity from previously existing health plan clients. Please revise the discussion of the annual periods accordingly.
Groop Internet Platform Inc. Financial Statements for the period ended December 31, 2019
Note 2. Significant Accounting Policies, page F-39

37. Please provide the disclosures required by ASC 810-10-50 with regard to variable interest entities you are involved with during the applicable periods.
h. Revenue recognition, page F-41

38. Please revise your disclosure to provide a detailed discussion regarding the nature of your product offerings and your revenue recognition policies for each of your customers (e.g.
         consumers, health plans, and enterprise clients), clearly indicating when revenue is recognized and the significant payment terms for each of your customers. In addition, disclose whether any of these arrangements include contractual minimums or variable consideration and, if so, how you account for these types of arrangements. Also, clarify what you mean by "...on a subsidized basis" as noted on page 192. Refer to ASC 606-10-
         50.
Note 10. Subsequent Event, page F-53

39. Please tell us your consideration of the need to provide financial statements pursuant to
         Rule 3-05 of Regulation S-X for the transaction with Lasting.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Douglas L. Braunstein
Hudson Executive Investment Corp.
March 1, 2021
Page 9

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameDouglas L. Braunstein
                                                          Division of
Corporation Finance
Comapany NameHudson Executive Investment Corp.
                                                          Office of Life
Sciences
March 1, 2021 Page 9
cc:       Iliana Ongun, Esq.
FirstName LastName